As filed with the Securities and Exchange Commission on January 6, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CARDIMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	3842	94-3177883
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

47266 Benicia Street

Fremont, California 94538

(510) 354-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gabriel B. Vegh

Chief Executive Officer

CARDIMA, INC.

47266 Benicia Street

Fremont, California 94538

(510) 354-0300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David R. Lamarre

Alan G. Smith

PILLSBURY WINTHROP LLP

50 Fremont Street

San Francisco, California 94105

(415) 983-1000

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $.001 par value (2)	24,472,325 Shares	$0.515	$12,603,247	$1,483.40

(1)	Includes 7,946,179 shares of Common Stock issuable pursuant to the exercise of warrants and up to 60,707 shares of Common Stock which are issuable pursuant to antidilution provisions. In accordance with Rule 416, the Registrant is also registering hereunder an indeterminate number of shares that may be issued as a result of the operation of the anti-dilution provisions of the applicable warrants.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Registrant’s Common Stock on the Nasdaq SmallCap Market on January 5, 2005. Includes Preferred Stock Purchase Rights that will be attached to and represented by the Common Stock (which Preferred Stock Purchase Rights have no market value independent of the common stock to which they are attached) until the occurrence of certain events.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said

Section 8(a), may determine.

The information for this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 6, 2004

24,472,325 Shares

CARDIMA, INC.

Common Stock

This prospectus is part of a registration statement of Cardima, Inc. (“Cardima,” “we,” “us” or “our”) filed with the Securities and Exchange Commission in connection with a private placement completed by Cardima on November 24, 2004. As part of the private placement, we agreed to register for resale the shares of common stock sold thereunder and common stock issuable pursuant to warrants held by certain holders. This prospectus will be used by the selling stockholders to sell up to 24,472,325 shares of our common stock. This means:

•	The selling stockholders may sell their shares of common stock from time to time.

•	For information on the methods of sale of the common stock, you should refer to the section entitled “Plan of Distribution” on page 21. Cardima will not receive any portion of the proceeds from the sale of this common stock.

•	You should read this prospectus and any prospectus supplement carefully and in its entirety before you invest in shares of our common stock.

Our common stock currently is listed on the Nasdaq SmallCap Market under the symbol “CRDM.” On January 5, 2005, the closing bid price for our common stock on the Nasdaq SmallCap Market was $0.5199.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the “ Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

The “Cardima” logo and “REVELATION,” “REVELATION Tx,” “REVELATION T-Flex,” “REVELATION Helix,” “NAVIPORT,” “VENAPORT,” “VUEPORT,” “INTELLITEMP” and “EP SELECT” are registered trade names of Cardima, Inc. “PATHFINDER,” “PATHFINDER mini,” “TRACER,” “Tx SELECT,” “NavAblator” and “TheraStream” are trademarks of Cardima, Inc. This prospectus may also contain trademarks of other companies.

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated by reference contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. You can identify these forward-looking statements by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “potential,” “continues,” “will,” “may,” “should,” or the negative of such terms or other similar expressions. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or financial condition; and (3) state other “forward-looking” information. These statements are not guarantees of future performance. There may be events in the future that we are not able to predict accurately or over which we have no control. For a discussion of the risks that may cause actual results and performance to differ from those expressed or implied in our forward-looking statements, see “Risk Factors.” These forward-looking statements speak only as of the date of this prospectus, and we disclaim any obligation to update them. We urge you not to rely on these forward-looking statements. You are advised, however, to consult any further disclosures we make on related subjects in our Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

RISK FACTORS

You should carefully consider in their entirety the following risk factors and all other information in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial also may have a materially adverse affect on our business. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer, the trading price of our common stock would likely decline and in some instances our ability to continue as a going concern could be adversely affected. In addition to historical information, this prospectus contains forward-looking statements. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

If we fail to raise additional capital in the future, our business will fail.

We have very limited cash resources and will need to raise additional capital in the near future through a sale or other strategic transaction involving our Surgical Ablation System, public or private financings or other arrangements in order to continue operations. If we are unable to do so, our business will fail. Even assuming no increase in our cash utilization rate from recent months, management estimates that our cash balance as of December 10, 2004 will be sufficient to fund planned expenditures into the second quarter of 2005, although the actual level of expenditures cannot be predicted with certainty and it is possible that our cash balance may be exhausted during the first quarter. We cannot assure you that additional capital will be available to us when needed, if at all, or, if available, will be obtained on terms attractive to us.

Our financing which closed on November 24, 2004 contains, and, if we succeed in closing future financings, those future financings will likely contain, terms which place substantial restrictions on our ability to raise the further funding that we will need to continue our operations, and include requirements that will impair our ability to operate our business and that will further dilute your investment in us, such as anti-dilution protection in the event of subsequent financings. For example, with limited exceptions, we are contractually prohibited from issuing common stock or securities convertible into or exercisable for common stock for 90 days after the effectiveness of the registration statement of which this prospectus is a part, and possibly longer. We are also restricted from issuing certain types of convertible securities. We had negative cash flow from operations for the nine months ended September 30, 2004 of over $7.1 million, and we expect to continue to incur substantial negative cash flow from operations for the foreseeable future. We may be required to expend greater than anticipated funds if unforeseen difficulties arise in the course of completing the development, approval and marketing of our products, such as the additional clinical trial activities that the U.S. Food and Drug Administration, or FDA, recently stated would be required with respect to our pre-market approval application, or PMA, for REVELATION Tx, or in other aspects of our business. Even if we raise capital in the near term, our future cash needs may, at a minimum, cause us to delay, scale back or eliminate some or all of our product research and development programs, to limit the marketing of our products, or to license or sell to third parties the rights to commercialize our products or technologies that we would otherwise develop and market ourselves. Furthermore, our recently completed equity financing included, and future debt or equity financing, if available, will likely involve, restrictive covenants and other restrictions that impair our ability to raise additional capital and operate our business. Our failure to raise capital when needed would likely cause us to cease our operations.

We have financed our operations since inception primarily through the private placement of equity securities, proceeds from our initial public offering in June 1997, loan facilities and the sale of certain of our patents and other intellectual property. Although our management recognizes the need to raise funds in the near future, there can be no assurance that we will be successful in consummating any fundraising transaction, or if we do consummate such a transaction, that its terms and conditions will not require us to give investors valuable rights with respect to our products or technology, warrants or other valuable rights to purchase additional interests in our company, or be otherwise unfavorable to us. Among other things, the agreements under which we issued some of our existing securities include, and any securities that we may issue in the future will likely include, terms that could impede our ability to raise additional funding, such as terms requiring the consent of certain security holders before we issue or register additional securities and anti-dilution protection giving those holders the right to receive additional shares of our common stock depending on the terms of our later financings. We may be required to issue preferred stock, debt or other securities with rights and preferences senior to the rights of holders of our common stock. In addition, the issuance of additional securities will likely dilute the interests of existing common stockholders, and could impose additional restrictions on how we operate and finance our business.

We have sold a limited number of our products, and we will continue to incur substantial losses for the foreseeable future.

We have sold only a limited number of our microcatheter and surgical products. In addition, we will continue to incur substantial losses into the foreseeable future because of research and product development, clinical trials, regulatory approval efforts and manufacturing, sales, marketing and other expenses as we seek to obtain necessary approvals and bring our microcatheters and surgical products to market. Since our inception, we have experienced losses, and we expect to experience substantial net losses into the foreseeable future.

Our net losses were approximately $7.7 million for the nine months ended September 30, 2004 and approximately $13.2 million, $12.6 million and $9.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. As of September 30, 2004, our accumulated deficit was approximately $111.4 million. Our limited sales history makes it difficult to assess our future results. We cannot be certain that we will ever generate substantial revenue or achieve profitability. Our failure to generate substantial revenues would harm our business.

Our stock may be delisted from Nasdaq and may become subject to penny stock rules, which would make it more difficult for investors to sell their shares and may lead to financial penalties under certain of our agreements.

Currently, our common stock trades on the Nasdaq SmallCap Market. We cannot assure you that we will be able to maintain our listing on Nasdaq or any other established trading market. Nasdaq has considerable discretion with respect to listing standards, which include qualitative criteria as well as quantitative criteria, such as minimum stock price and stockholders’ equity requirements, some of which we currently do not meet and which are out of our control.

Among Nasdaq’s other listing requirements, Nasdaq Marketplace Rule 4310(c)(2)(B) requires a company to maintain at least $2.5 million in stockholders’ equity or a market capitalization of at least $35 million or have specified levels of net income that we do not currently meet. We have, at times, failed to meet these requirements in the past, and we may have difficulty maintaining compliance with them in the future. For example, on November 17, 2004, we received a letter from Nasdaq stating that, based on Nasdaq’s review of our Quarterly Report on Form 10-Q for the period ended September 30, 2004 and the market value of our listed securities, we were not in compliance with Rule 4310(c)(2)(B). Subsequent to our receipt of this letter, we raised approximately $4.1 million in net proceeds from an equity financing and on December 28, 2004, Nasdaq notified us that it had determined that we had regained compliance with Rule 4310(c)(2)(B) as our market capitalization had been $35 million or greater for ten consecutive trading days. However, we expect to continue to incur net losses, which will cause continued reductions in our stockholders’ equity. Accordingly, our ability to maintain compliance with Rule 4310(c)(2)(B) will depend on our ability to raise substantial additional equity capital in the near future or on our market capitalization remaining above $35 million, over which we have limited or no control.

In addition, Nasdaq’s rules provide that if the closing bid price of a company’s stock is below $1.00 for more than thirty consecutive trading days, the company faces possible delisting. On May 10, 2004, we received a letter from Nasdaq stating that for the last thirty consecutive business days the closing bid price of our common stock had remained below the minimum $1.00 per share required for continued inclusion under Marketplace Rule 4310(c)(4). In accordance with Marketplace Rule 4310 (c)(8)(D), we were provided 180 calendar days, or until November 8, 2004, to regain compliance with the $1.00 closing bid price requirement for the time period required by Nasdaq, as well as Nasdaq’s other requirements. Although we had not regained compliance by November 8, 2004, Nasdaq recently notified us that Nasdaq has granted us an additional 180 calendar days, or until May 5, 2005, to regain compliance. The 180 day period relates exclusively to the bid price deficiency. We may be delisted during the 180 day period for failure to maintain compliance with any other listing requirements for which we are currently on notice or which occurs during the 180 day period. If we do not regain compliance with the Rule, Nasdaq will notify us that our securities will be delisted.

We have faced possible delisting from Nasdaq in the past and even if we comply with the requirements for the minimum bid price of our common stock by May 5, 2005 as stated in Nasdaq’s recent letter to us and regain compliance with Nasdaq’s other quantitative requirements, we may receive additional notices of potential delisting in the future. For example, the NASD advised us that beginning on April 9, 2001, our common stock would no longer be listed on the Nasdaq SmallCap Market. We appealed the NASD’s decision and met the continued listing requirements in June 2001. In addition, due to our stock trading below $1.00 per share over various prior periods, we have received other notices from the NASD that our stock could be delisted if its closing bid price did not close at $1.00 per share or more over specified periods. For example, we received notices of this kind on October 28, 2002, July 22, 2003 and May 10, 2004.

We cannot assure you that we will be able to maintain our listing on the Nasdaq SmallCap Market. Delisting would have material and adverse effects on our business and the value of your investment. If our common stock were to be delisted from the Nasdaq SmallCap Market, our common stock would be considered a penny stock under regulation of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market. Delisting could also make it difficult or impossible for us to raise additional capital, which would likely cause us to cease operations.

In addition, the purchase agreement signed in connection with our January 22, 2003 private placement provide that if at any time during the two year period beginning on the closing date, our common stock is delisted from the Nasdaq SmallCap Market for any reason, the investors shall receive an amount in cash equal to 1.5% of the aggregate purchase price of all shares and warrants purchased under those agreements for each month or portion thereof from the date of such delisting until our common stock is again listed on the Nasdaq SmallCap Market. We may also incur other substantial liabilities under the terms of other financings if our common stock is delisted.

Our need to raise additional capital in the future could have a dilutive effect on your investment.

In order to continue operations, we will need to raise additional capital. One possibility for raising additional capital is the public or private sale of our common stock or securities convertible into or exercisable for our common stock.

If we sell additional shares of our common stock or warrants, such sales will further dilute the percentage of our equity that you own. In addition, our recent private placement financings have involved the issuance of securities at a price per share that represented a discount to the closing price of our common stock and any future private placements will likely involve the issuance of securities at a discount to prevailing market prices. Depending upon the price per share of securities that we sell in the future, your interest in us could be further diluted by any adjustments to the number of shares and the applicable exercise price required pursuant to the terms of the agreements under which we previously issued securities. No assurance can be given that previous or future investors, finders or placement agents will not claim that they are entitled to additional antidilution adjustments or dispute the Company’s calculation of any such adjustments. Any such claim or dispute could require us to incur material costs and expenses regardless of the resolution and, if resolved unfavorably to us, to effect dilutive securities issuances or adjustments to previously issued securities. In addition, certain of our prior securities issuances have included, and future financings may also include, provisions requiring us to make additional payments to the investors if we fail to obtain or maintain the effectiveness of SEC registration statements by specified dates or take other specified action. Our ability to meet these requirements may depend on actions by regulators and other third parties, over which we will have no control. These provisions may require us to make payments or issue additional dilutive securities, or could lead to costly and disruptive disputes. In addition, these provisions could require us to record additional non-cash expenses, as we were required to do in the third quarter of 2003 with respect to certain warrants issued in that quarter.

The audit report accompanying our 2003 financial statements indicates there is substantial doubt as to our ability to continue as a going concern.

As a result of our losses to date and accumulated deficit, the audit report on our 2003 financial statements contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern. The audit reports on our 2002 and 2001 financial statements contained similar explanatory paragraphs. Our continuation as a going concern will depend upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. Concern about our ability to continue as a going concern may make it more difficult for us to obtain additional funding to meet our obligations or adversely affect the terms of any additional funding we are able to obtain. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products. There can be no assurance that we can or will operate profitably in the future, or that we will continue as a going concern.

We must obtain governmental approvals or clearances before we can sell our products.

Our products are considered to be medical devices and are subject to regulation in the United States and internationally. These regulations are wide ranging and govern, among other things:

•	product design and development;

•	product testing;

•	product labeling;

•	product storage;

•	premarket clearance and approval;

•	advertising and promotion; and

•	product sales and distribution.

Before we can market any of our products in the United States or other countries, we must demonstrate that our products are safe and effective and obtain approval or clearance from the applicable governmental authorities. In the United States, we must obtain from the FDA 510(k) pre-market notification clearance for devices that are classified as Class II or lower, or a PMA for devices classified as Class III, such as REVELATION Tx, in order to market a product. We have received 510(k) pre-market notification clearances for our PATHFINDER, PATHFINDER mini and TRACER microcatheter systems for mapping ventricular tachycardia, for the REVELATION microcatheter system for mapping atrial fibrillation and for the Cardima Surgical Ablation System to ablate cardiac tissue during cardiac surgery using radio frequency energy. Currently, the process for 510(k) clearance requires approximately 120 days and PMA review process requires approximately six to twelve months. The PMA review process is in addition to the time required to conduct clinical trials demonstrating safety and effectiveness. However, the timing of such processes can be uncertain and may involve significantly more time. We cannot guarantee either the timing or receipt of regulatory approval or clearance for any of our products in development. The FDA may request extensive clinical data to support either 510(k) clearance or a PMA. The approval process, including any necessary clinical trials, can involve substantial expense. No assurance can be given that we will ever be able to obtain the necessary approvals for any of our products. Our failure to do so on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

We filed an investigational device exemption (IDE) application for a feasibility trial with the THERASTREAM microcatheter system in December 1998 and received permission to expand that trial in July 2000. We have postponed the THERASTREAM clinical trial while we focus our resources on obtaining regulatory approval of our REVELATION Tx. There can be no assurance that any additional clinical studies that we may propose will be permitted by the FDA, will be completed or, if completed, will provide data and information that supports a PMA. Furthermore, we cannot assure you that our Phase III clinical trial for ablation of atrial fibrillation will provide us with data and information that supports a PMA.

Even if regulatory approvals are obtained, the applicable regulatory agencies may limit the indications for which they approve or clear any of our products. Further, the FDA or regulatory agencies in other countries may restrict or withdraw approval or clearance of a product if additional information becomes available to support such action. Delays in the approval or clearance process, limitation of our labeling claims or denial of our applications or notifications would cause our business to be materially and adversely affected.

Although we received 510(k) clearance for the use of our Surgical Ablation System to ablate cardiac tissue, none of our ablation products for electrophysiology has received regulatory approval in the United States. Our failure to receive these approvals will harm our business.

To date, although we received 510(k) clearance for the use of the Surgical Ablation System to ablate cardiac tissue, none of our electrophysiology products in development for the ablation of atrial fibrillation or ventricular tachycardia has received regulatory approval in the United States. Our Surgical Ablation System has received 510(k) clearance only for ablating cardiac tissue and not for any other purpose or any specified treatment. If we cannot gain U.S. regulatory approvals, our business will be materially harmed and we may be unable to secure the funding needed to continue operations. Even if our ablation products are successfully developed and we obtain the required regulatory approvals, we cannot be certain that our ablation products and their associated procedures will ultimately gain market acceptance. Because our sole product focus is to design and market microcatheter systems to map and ablate atrial fibrillation and ventricular tachycardia, our failure to obtain regulatory approval for and successfully commercialize these systems would materially harm our business.

In the United States, we are required to seek a PMA for our ablation products, including the REVELATION Tx microcatheter, since they have been classified as Class III devices. The process of obtaining a PMA is expensive, lengthy and uncertain and requires clinical trials to demonstrate the safety and effectiveness of the product. In December 1997, the FDA approved a 10-patient atrial fibrillation feasibility study for mapping and ablation with the REVELATION Tx. We received FDA approval to conduct a Phase III clinical trial for this system in 2000, and filed portions of the PMA application in 2001. On September 20, 2002, we submitted our PMA application to the FDA with data on more than 80 patients treated with our REVELATION Tx microcatheter system and on November 5, 2002, we announced that the FDA had accepted our filing. We met with the Circulatory Systems Device Panel on May 29, 2003, and on that date, the Panel recommended that the FDA not approve our PMA for the REVELATION Tx linear ablation microcatheter system. The Circulatory System Devices Panel felt that the efficacy data was not sufficiently clear and supportive for the approval. The Panel provided the FDA and the Company with several suggestions on how to possibly reexamine the existing data or how to collect more data on existing patients. On June 26, 2003, we received a letter from the FDA, which reiterated the recommendation of the Panel and stated the FDA concurred with the recommendation of the Panel. On January 20, 2004, we submitted an amended PMA that provided new analysis, including data from an expanded patient base, to the FDA.

On May 28, 2004 we received a letter, dated May 21, 2004, from the FDA, stating that our PMA for the REVELATION Tx linear ablation microcatheter system was not approvable based on the requirements of applicable regulations. The letter stated that, although we had provided information on an additional 32 patients in the clinical trial in our PMA amendment submitted in January 2004, the concerns identified in the FDA’s initial non-approvable letter of June 26, 2003 remain unresolved. Among other things, the FDA’s letter stated that the FDA believes that the least burdensome approach to demonstrate the safety and effectiveness of REVELATION Tx for the intended indication is to collect additional clinical data using a randomized clinical trial design. At a meeting with the FDA’s Center for Devices and Radiological Health on June 18, 2004, the FDA representatives reiterated the view that data from an additional study would be necessary to demonstrate the effectiveness of REVELATION Tx for atrial fibrillation, and that the nature of the trial’s primary goal would require a randomized clinical trial design. The development and implementation of a new clinical trial would require substantial expenditures and management attention, and the timing and success of any such trial cannot be assured.

Pre-clinical and clinical trials are inherently unpredictable. If we do not successfully conduct these trials, we may be unable to market or sell our products.

Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. No assurance can be given that our future clinical trials will demonstrate the safety and effectiveness of any of our products or will result in regulatory approval to market our products. As a result, if we are unable to commence and complete our clinical trials as planned, or demonstrate the safety and effectiveness of our products, our business will be harmed. In addition, no assurance can be given that we can begin any future clinical trials or successfully complete these trials once started. We may never meet our development schedule for any of our products in development. Even if a product is successfully developed and clinically tested, we cannot be certain that it will be approved by the FDA or other regulatory agency on a timely basis or at all. If the FDA does not approve our products for commercial sales, our business will be harmed. As described above, we have devoted considerable resources to developing, testing and seeking regulatory approval for our REVELATION Tx microcatheter systems designed for ablation of atrial fibrillation. On May 28, 2004 we received a letter, dated May 21, 2004, from the FDA, stating that our PMA for the REVELATION Tx linear ablation microcatheter system was not approvable based on the requirements of applicable regulations. Among other things, the FDA’s letter stated that the FDA believes that the least burdensome approach to demonstrate the safety and effectiveness of REVELATION Tx for the intended indication is to collect additional clinical data using a randomized clinical trial design. At a meeting with the FDA’s Center for Devices and Radiological Health on June 18, 2004, the FDA representatives reiterated the view that data from an additional study would be necessary to demonstrate the effectiveness of REVELATION Tx for atrial fibrillation, and that the nature of the trial’s primary goal would require a randomized clinical trial design. The development and implementation of a new clinical trial would require substantial expenditures and management attention, and the timing and success of any such trial cannot be assured. We must receive PMA approval before marketing our products for ablation in the United States.

In December 2001, the REVELATION Helix received the CE mark allowing sales in the European Economic Area. We also received in December 1999 approval for an IDE to begin clinical testing of our THERASTREAM microcatheter system for ablation of ventricular tachycardia and during calendar year 2000 approval to expand that trial; however, we have postponed the clinical feasibility trial for the THERASTREAM microcatheter system for ablation of ventricular tachycardia to focus on obtaining regulatory approval of our REVELATION Tx for atrial fibrillation. We have no estimate as to when, or if, we will resume the clinical trial for our THERASTREAM microcatheter system. If we resume that trial, completing it could take several years.

Current or future clinical trials of our microcatheter systems will require substantial financial and management resources. In addition, the clinical trials may identify significant technical or other obstacles that we will need to overcome before obtaining the necessary regulatory approvals or market acceptance. Our failure to complete our clinical trials, demonstrate product safety and clinical effectiveness, or obtain regulatory approval for the use of our microcatheter system for the ablation of atrial fibrillation would have a material adverse effect on our business, financial condition and results of operations.

Delays in enrolling patients in our clinical trials could increase our expenses and harm our business.

The rate at which we may complete our pre-clinical and clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the procedure, the proximity of patients’ residences to clinical sites, the eligibility criteria for the study and impact of other clinical studies competing for the same patient population and/or the same physicians’ time and research efforts. Delays in planned patient enrollment may result in increased costs and delays, which could cause our business results to suffer.

We have entered into engagement letters in connection with our actual and proposed private placements that have in the past and may in future lead to disputes and also may lead to additional payments of cash or issuances of securities in connection with past or future sales of our securities.

We have entered into several agreements with parties to act as our financial advisors, finders or agents in connection with actual and proposed equity financings, including agreements entered into in April 2001 and on July 15, 2002, November 13, 2002, December 9, 2002, December 28, 2002 (with another agreement signed with the same party in January 2003), March 11, 2003, July 15, 2003, July 18, 2003, August 2003 (oral agreement), November 2003, September 2004 and October 2004. These agreements have provided that we will pay cash fees, generally expressed as 6% to 8% of the funds raised, and issue warrants to purchase specified numbers of shares of our common stock, generally not exceeding 10% of the number of shares sold, to these parties in connection with our financings. Additional details concerning the terms of these various agreements, and the fees and warrants previously paid to these parties, can be reviewed in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2004.

In connection with our prior financings, some of these advisors, finders and agents have alleged that they are owed additional cash and warrant compensation to which we have felt they were not entitled, and which would be in addition to fees and warrants paid to other advisors with respect to the same investors. Our financial advisors, finders and agents may assert similar claims in the future.

For example, the advisor that assisted us with a 2001 private placement, which we refer to as the 2001 Advisor, communicated to us in 2002 that it believes that it is entitled to cash fees and warrants in connection with the August 2002 private placement. We strongly disagree with the 2001 Advisor’s interpretation of its letter agreement with us. In August 2002, we sent the 2001 Advisor a termination letter relating to its 2001 agreement. If the 2001 Advisor prevails on its claims in connection with the August 2002 private placement, we would be required to pay this advisor $381,570, or 7.5% of the gross proceeds that we received from the sale of common stock, and issue to the advisor warrants to purchase up to 698,287 shares of common stock (and if all of the warrants issued to the investors in that private placement are exercised, an additional $133,549 in cash). We also received letters from this advisor in early 2003 asserting that it is also owed approximately $300,000 plus warrants to purchase approximately 533,332 shares of our common stock at an exercise price of $0.8245 per share, arising in connection with private placements we consummated in December 2002 and January 2003. Any additional payments made to this advisor would be in addition to fees and warrants paid to another advisor and finder There can be no guarantee that the 2001 Advisor will not claim additional fees or warrants in connection with our financings closed after January 2003 or in connection with any future financing.

In addition, by letters dated September 19, 2003 and January 29, 2004, an advisor that we had retained in November 2002 (under an agreement that we terminated effective May 18, 2003) has claimed that under its November 13, 2002 agreement with us, we are obligated to pay such advisor cash fees of $82,500 and warrants to purchase “Units” (comprising 207,698 shares of our common stock and warrants to purchase 62,309 shares of common stock at an exercise price per share of $0.7282) at an exercise price per Unit of $0.58256, in connection with three enumerated purchasers’ investments in our August 2003 private placement. This advisor has also stated its belief that we would have additional obligations to the advisor in the event that other investors in the August 2003 private placement were investors as to which the advisor is entitled to compensation under its agreement. In a letter dated January 29, 2004, the advisor submitted information alleged to support a portion of its claim, and stated its belief that we are obligated to register the claimed securities for resale. In our opinion, this advisor has not established the merits of its claim. We cannot predict whether additional claims will be made, or the resolution of any current or future claims, by this former advisor.

In August 2003, one of the advisors that we retained in connection with our August 2003 private placement notified us of its belief that it was entitled to an additional fee of approximately $35,000 and additional warrants to purchase approximately 47,000 shares of common stock, in connection with the August 2003 private placement. We responded that, based on the information in our possession, we believed that such advisor is not entitled to such fees and warrants. To date, we have received no further information from such advisor in support of its claim.

Due to the existence of these various letter agreements, we may be obligated to pay cash fees and issue warrants to one or more financial advisors in connection with the closing of any of our private placements. In addition, we may in the future enter into further agreements with financial advisors, finders or placement agents, similar to those discussed above, in connection with private or public offerings of our securities. We might agree to pay to these parties a commission on any sales of securities to investors introduced to us by such parties or a commission based upon the exercise price of any warrants or other securities exercised by investors introduced to us by such parties, and that such commissions will be in addition to commissions payable to other financial advisors, finders and placement agents working on our behalf. In addition, we may agree to issue to these additional financial advisors, finders and placement agents securities such as warrants to purchase shares of our common stock, which could dilute your investment in our company. We also may be obligated to pay termination or break-up fees to our current or future financial advisors, finders and placement agents in connection with our financings. These commissions paid or warrants or other securities issued may be in addition to the commissions payable or securities issuable to other financial advisors, finders or placement agents in respect of the same transaction, and could be substantial. Disputes have arisen from time to time concerning our financial advisors’ entitlement to cash and equity compensation associated with our past financings, and additional disputes may arise in the future. Any issuances of equity compensation to advisor could also be restricted by, or give rise to disputes under, the terms or our previously issued securities. Any dispute relating to these advisors will tend to divert management’s time and attention from running our business and may cause us to incur material costs and expenses.

We have limited sales and limited experience in the sale, marketing and distribution of our products. Our failure to establish an effective direct or indirect sales and marketing force will cause our revenues to decline.

We have only limited experience marketing and selling our products in commercial quantities. Currently, we are solely responsible for marketing and distributing our products in the United States. We had previously signed an exclusive three-year distribution agreement with St. Jude Medical Corporation in 2000, but St. Jude did not meet the first year minimum annual sales quota under the distribution agreement and, in June 2001, we mutually agreed with St. Jude to terminate the agreement. If we receive FDA approval of our PMA for REVELATION® Tx, we may not have an adequate marketing and sales force to adequately sell that product. Expanding our marketing and sales capability to support sales in commercial quantities adequately will require substantial effort and require significant management and financial resources. Our failure to establish an effective sales and marketing force will prevent us from being able to generate significant revenues from the sale of our products.

We have only a single direct salesperson in Europe. Building and managing a larger remote sales force effectively, in Europe or elsewhere, would require additional resources, time and expense, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that we will be able to build a successful European business. Failure to do so would harm our business.

Currently, international sales and marketing of our PATHFINDER, PATHFINDER mini, REVELATION and TRACER microcatheter systems are conducted through a number of exclusive distributors in certain European countries and Japan and a direct salesperson in Europe. We have sold only a limited number of systems through these distributors. We cannot be certain that these distributors will be able to effectively market and sell our products. For example, we have terminated several distribution arrangements in Europe because of the distributors’ failure to meet minimum sales levels under those agreements. We do not currently plan to market our Surgical Ablation System ourselves, and are currently seeking a strategic transaction for this system. We cannot assure you that we will be able to enter into such an agreement on a timely basis or at all, that any distributor or licensee will devote adequate resources to selling our products, or that distribution relationships will not lead to costly and disruptive disputes. Our failure to establish and maintain successful distribution relationships would harm our business.

We rely on multiple third parties to conduct and collect data for the clinical trials of our products. If we are unable to access this data or the FDA refuses to accept the data in a filing, the commercialization of our products will be delayed and our business will be harmed.

We often rely on multiple third parties, such as hospitals and universities, to conduct and collect data for our clinical trials. We depend on these third parties to provide access to data and cooperate with us in completing regulatory filings for the approval or clearance of our products. In order for the FDA and other regulatory agencies to accept and rely on the data of a filing, the data collection, analysis and summarization must meet certain standards. We cannot be certain that the clinical data collected by the third parties meet the standards of the FDA or other regulatory agencies. If we are unable to rely on the clinical data collected by third parties, or if these third parties do not perform their contractual obligations, the FDA or other regulatory agencies may require us to gather additional clinical data. This could significantly delay commercialization of our products, require us to spend additional capital on our clinical trials and harm our business.

We cannot assure the safety or effectiveness of our products.

To obtain and maintain required regulatory approvals and secure the confidence of physicians and others whose acceptance is needed for our products, we will need to demonstrate that our products are safe and effective. We cannot assure you that our products will be deemed safe and effective. Many of our products, such as our surgical ablation system, which has begun to be used by cardiac surgeons only recently, have not been used to a sufficient extent to permit us to predict their safety and effectiveness. In addition, our products include components and materials supplied by third parties, whose safety and reliability we cannot guarantee. We have occasionally experienced quality issues with some elements of our products, and we may face additional issues in the future. The perceived safety and effectiveness of our products can also depend on their manner of use by physicians and other third parties, which we cannot control. If safety and effectiveness issues arise with any of our products in the future, we may incur liabilities to third parties, lose any regulatory approvals for the applicable product, or be required to redesign the product. These issues will reduce our sales and increase our expenses, possibly substantially.

Our products and their related procedures are novel to the market and will require the special training of physicians. If the market does not accept our products and procedures, our revenues will decline.

Our microcatheter systems represent novel approaches to diagnosing and treating atrial fibrillation and ventricular tachycardia and our surgical ablation system represents a novel approach to ablating cardiac tissue during surgery. Acceptance of our products and procedures by physicians, patients and health care payors will be necessary in order for us to be successful. If the market does not accept our products and the procedures involved in their use, our business would be harmed and our revenues would decline.

Our products must be safe, effective and cost efficient in order for them to effectively compete against more established treatments. If we cannot compete with these treatments, our revenues will decline.

The market for catheters to diagnose or treat atrial fibrillation and ventricular tachycardia is highly competitive. Our microcatheter systems for the mapping and ablation of atrial fibrillation and ventricular tachycardia are new technologies. Safety, cost efficiency and effectiveness are the primary competitive factors in this market. Other competitive factors include the length of time required for products to be developed and receive regulatory approval and, in some cases, reimbursement approval. Existing treatments with which we must compete include:

•	conventional catheters using the “drag and burn” or “dot to dot” technique;

•	anti-arrhythmic and anti-coagulant drugs;

•	external electrical shock to restore normal heart rhythms and defibrillation;

•	implantable defibrillators;

•	purposeful destruction of the atrial-ventricular node followed by implantation of a pacemaker; and

•	open-heart surgery known as the “maze” procedure.

Physicians will not recommend the use of our systems unless they can conclude that our systems provide a safe, effective and cost-efficient alternative to current technologies for the mapping and ablation of atrial fibrillation or ventricular tachycardia. If our clinical data and other studies do not show that our products are safe and effective, the FDA and other regulators will not approve our products for sale. If our products are not approved, we will not be able to enter the market and we will not be able to generate revenues from their sale.

If we do not comply with applicable domestic laws and regulations after obtaining approvals or clearances, our business results may suffer.

After initial regulatory approval or clearance of our products, we will continue to be subject to extensive domestic regulatory requirements. Our failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, and other regulatory agencies, including, but not limited to:

•	fines;

•	injunctions;

•	recall or seizure of products;

•	withdrawal of marketing approvals or clearances;

•	refusal by the FDA to grant clearances or approvals; and

•	civil and criminal penalties.

We also are required to demonstrate and maintain compliance with the FDA’s Quality System Regulations for all of our products. The FDA enforces the Quality System Regulations through periodic inspections, including a pre-approval inspection for PMA products. The Quality System Regulations relates to product testing and quality assurance, as well as the maintenance of records and documentation. If we do not, or any third-party manufacturer of our products does not, comply with the Quality System Regulations and cannot be brought into compliance, we will be required to find alternative manufacturers. Identifying and qualifying alternative manufacturers would likely be a long and difficult process. We also are required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that could contribute to death or serious injury. If we fail to comply with these applicable regulations, we may incur substantial business disruption, expenses, penalties, fines and other liabilities and our business results and financial condition could suffer.

If we do not comply with foreign regulatory requirements to market our products outside the United States, our business will be harmed.

Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required for approval varies from country to country and may be longer or shorter than the time required in the United States. In order to market any of our products in the member countries of the European Union, we are required to obtain CE Mark certification. CE Mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Device Directives. We have received CE Mark certification to sell our PATHFINDER, PATHFINDER mini, REVELATION, REVELATION Tx, REVELATION Helix, and TRACER microcatheters and VENAPORT, VUEPORT and NAVIPORT guiding catheters for mapping in the European Union, and approval to sell some of our products in Canada. We received CE Mark Clearance for the INTELLITEMP radio frequency energy management devices during the first quarter of 2004.

We intend to submit data in support of additional CE Mark applications. However, there can be no assurance we will be successful in obtaining or maintaining the CE Mark for any of our products, as the case may be. Failure to receive or maintain approval to affix the CE Mark would prohibit us from selling these products in member countries of the European Union, and would require significant delays in obtaining individual country approvals. No assurance can be given that we will ever obtain or maintain such approvals. If we do not receive or maintain these approvals, our business could be harmed.

In July 2003, we received a Section 40 Letter (intention to suspend a medical device license) from the Medical Devices Bureau of the Health Products and Food Branch of Health Canada. On December 1, 2003, after meeting with the Medical Devices Bureau and providing additional analysis from our current trial, we received notification from the Bureau that the medical device license would not be suspended. We may receive similar notices in the future from U.S. or foreign agencies relating to approvals previously obtained or pending regulatory submissions.

Reuse of our single-use products could cause our revenues to decline.

Although we label all of our microcatheter systems for single-use only, we are aware that some physicians potentially may reuse these products. Reuse of our microcatheter systems could reduce revenues from product sales and could cause our revenues to decline. In addition, such misuse of our products could result in personal injury and death. See “Factors Affecting Future Results—We may face product liability claims related to the use or misuse of our products.”

Difficulties presented by international factors could negatively affect our business.

A component of our strategy is to expand our international sales revenues. We believe that we will face risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

•	export license requirements for our products;

•	exchange rate fluctuations or currency controls;

•	changes in the regulation of medical products by the European Union or other international regulatory agencies;

•	the difficulty in managing a direct sales force from abroad;

•	the financial condition, expertise and performance of our international distributors and any future international distributors;

•	domestic or international trade restrictions; and

•	changes in tariffs.

Any of these factors could damage our business results.

We may be unable to successfully commercialize our microcatheter or surgical products, as the industry for them is highly competitive.

The market for catheters to map and/or ablate atrial fibrillation and ventricular tachycardia is highly competitive, as is the market for surgical ablation products. Several of our competitors are developing different approaches and products for these procedures. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies, and ablation systems using radio frequency, ultrasound, microwave, laser and cryoblation technologies. Other companies are also developing surgical procedures that could allow physicians to perform the open-heart surgical maze procedure for the treatment of atrial fibrillation in a minimally invasive manner. If any of these new approaches or products proves to be safe, effective and cost effective, our products could be rendered non-competitive or obsolete, which would harm our business.

Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology, or the study of the electrical system of the heart. These competitors include C.R. Bard, Inc., Medtronic, Inc., Boston Scientific, through its EP Technologies and Cardiac Pathways divisions, Johnson & Johnson, through its Biosense-Webster division and St. Jude Medical, Inc., through its Daig division. These competitors have substantially greater financial and other resources than we do, including larger research and development staffs and greater experience and capabilities in conducting clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. In addition, other companies are developing proprietary systems for the diagnosis and treatment of cardiac arrhythmias, including Biosense-Webster, a division of Johnson & Johnson, and Endocardial Solutions, Inc. Other companies are also developing, marketing and selling alternative approaches for the treatment of atrial fibrillation and ventricular tachycardia, including manufacturers of implantable defibrillators such as Guidant Corporation, Medtronic, Inc. and St. Jude Medical, Inc. We cannot be certain that we will succeed in developing and marketing technologies and products that are safer, more clinically effective and cost-effective than the more established treatments or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that will be available before those of our competitors, particularly because of our financial position. Our failure to demonstrate the competitive advantages and achieve market acceptance of our products would significantly harm our business.

We license portions of our product technology from potential competitors, and the termination of any of these licenses would harm our business.

We rely on license agreements for some of our product technology from potential competitors. A license from Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, is the technological basis for our microcatheter systems for mapping and ablation. Boston Scientific Corporation currently has research efforts in the field of electrophysiology that may compete with our products. Under the Target Therapeutics license agreement we have an exclusive license under specific issued United States patents. The exclusive license from Target Therapeutics covers the diagnosis and treatment of electrophysiological disorders in areas other than the central nervous system. In addition, we have obtained a non-exclusive license to use Target Therapeutics’ technology, provided we have made a substantial improvement of such technology, for the diagnosis or treatment of diseases of the heart, other than by balloon angioplasty. The license will terminate upon the expiration or invalidation of all claims under the underlying patents. In addition, Target Therapeutics has the right to terminate the license earlier if we fail to comply with various commercialization, sublicensing, insurance, royalty, product liability, indemnification, non-competition and other obligations. Furthermore, either party can terminate the license if a material breach remains uncured for thirty days or if either party ceases to be actively engaged in its present business for a period of twelve months. The loss of our exclusive rights to the Target Therapeutics-based microcatheter technology would significantly harm our business.

In December 2000, we sold certain patents and related intellectual property pertaining to intravascular sensing and signal detection to Medtronic, Inc., which currently has research efforts in the field of electrophysiology that may compete with our products. We received a perpetual, worldwide license at no cost from Medtronic to use these patents and related intellectual property in our products for mapping and ablation of arrhythmia-causing tissue. In addition, Medtronic agreed not to sublicense the patents within our field of use to any non-affiliated party. We have also licensed a proprietary surface-coating material from another vendor used on certain of our microcatheters.

We cannot be certain that these licenses will continue to be available to us or will be available to us on reasonable terms. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments until we could internally develop or identify, license and integrate equivalent technology. These delays would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to commercialize our products under development if they infringe existing patents or patents that have not yet issued.

We believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, because U.S. patent applications are not a matter of public record, a patent application could currently be on file that would prevent us from obtaining a patent issuance. In addition, Congress recently amended the U.S. patent laws to exempt physicians, other health care professionals and affiliated entities from infringement liability for medical and surgical procedures performed on patients. The issuance of any potentially competing patent could harm our business.

We have received in the past and expect to continue to receive letters from others threatening to enforce patent or other intellectual rights against us. We cannot be certain that we will not become subject to patent or intellectual property infringement claims or litigation, interference proceedings in the U.S. Patent and Trademark Office to determine the priority of inventions, or oppositions to patent grants in foreign countries. Any such claim, litigation or proceeding, regardless of the outcome, would likely require us to expend substantial defense costs and would disrupt our business. An adverse determination in litigation, interference or opposition proceedings could subject us to significant liabilities to third parties, require us to cease using important technology invalidate our intellectual property rights, or require us to license disputed rights from third parties. However, we cannot be certain that any licenses will be available to us on commercially reasonable terms or at all. Our inability to obtain such a license could materially delay the commercialization of our products, require us to expend substantial resources to design and develop alternative to the disputed technology, and otherwise harm our business. Our license with Target Therapeutics does not provide us with indemnification against claims brought by third parties alleging infringement of patent rights. Consequently, we would bear the liability resulting from such claims. We cannot be certain that we will have the financial resources to protect and defend our intellectual property, as such defense is often costly and time-consuming. Our failure to protect our patent rights, trade secrets, know-how or other intellectual property would harm our business.

If healthcare providers do not receive adequate reimbursement for procedures using our products, the market may not accept our products and our revenues may decline.

U.S. healthcare providers, including hospitals and physicians, that purchase microcatheter products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using our products. The success of our products will depend upon the ability of healthcare providers to obtain satisfactory reimbursement for medical procedures in which our microcatheter systems are used. If these healthcare providers are unable to obtain reimbursement from third-party payors, the market may not accept our products and our revenues may decline.

Third-party payors may deny reimbursement if they determine that a prescribed device:

•	has not received appropriate regulatory clearances or approvals;

•	is not used in accordance with cost-effective treatment methods as determined by the payor; or

•	is experimental, unnecessary or inappropriate.

If we receive FDA clearance or approval, third-party reimbursement also would depend upon decisions by the United States Health Care Financing Administration for Medicare, as well as by individual health maintenance organizations, private insurers and other payors. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals may be obtained on a country-by-country basis. Many international markets have government-managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. There can be no assurance that:

•	reimbursement for our products will be available domestically or internationally;

•	if available, that such reimbursement will be available in sufficient amounts in the United States or in international markets under either government or private reimbursement systems; or

•	that physicians will support and advocate reimbursement for procedures using our products.

Failure by hospitals and other users of our products to obtain reimbursement from third-party payors or changes in government and private third-party payor policies toward reimbursement for procedures employing our products would harm our business. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

We cannot be certain that we will be able to manufacture our products in high volumes at commercially reasonable costs.

We currently manufacture our microcatheter systems in limited quantities for U.S. and international sales and for pre-clinical and clinical trials. However, we have limited experience manufacturing our products in the amounts necessary to achieve significant commercial sales. For example, we currently do not have the ability to manufacture one of the components of our Surgical Ablation System in substantial quantities. We expect that if U.S. sales of our PATHFINDER™ microcatheter products, our REVELATION® microcatheter products, or our Surgical Ablation System increase or if we receive FDA clearance or approvals for other products, we will need to expend significant capital resources and develop additional manufacturing capacity to establish large-scale manufacturing capabilities. However, we could encounter problems related to:

•	capacity constraints;

•	production yields;

•	quality control; and

•	shortages of qualified personnel.

Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could harm our business.

Our manufacturing facilities are subject to periodic inspection by regulatory authorities. Our operations must either undergo Quality System Regulations compliance inspections conducted by the FDA or receive an FDA exemption from such compliance inspections in order for the FDA to permit us to produce products for sale in the United States. Our facilities and manufacturing processes are subject to inspections from time to time by the FDA, the State of California and European Notified Bodies. We have demonstrated compliance with EN 46001 (ISO 13485 or ISO 9001) quality standards, as well as compliance with 93/42/EEC, the Medical Device Directive. We comply with procedures to produce products for sale in Europe. Any failure by us to comply with the Quality System Regulations requirements or to maintain our compliance with EN 46001 (ISO 13485 or ISO 9001) standards and 93/42/EEC, the Medical Device Directive, will require us to take corrective actions, such as modification of our policies and procedures. In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with Quality System Regulations or EN 46001 (ISO 13485 or ISO 9001) standards. There can be no assurance that we will be found in compliance with the Quality System Regulations by regulatory authorities, or that we will maintain compliance with EN 46001 (ISO 13485 or ISO 9001) standards in future audits. Our failure to comply with state or FDA Quality System Regulations, maintain compliance with EN 46001 (ISO 13485 or ISO 9001) standards, or develop our manufacturing capability in compliance with such standards, would have a material adverse effect on our business, financial condition and results of operations.

Our facilities and manufacturing processes have undergone a successful annual surveillance audit by the European Notified Body in November 2002 and a pre-PMA inspection in December 2003. In November 2000 and in January 2003, the FDA conducted an inspection of our quality system, which we successfully passed. There is no assurance that our manufacturing facilities will continue to meet such compliance audits and will maintain such compliance standards.

If our sole-source suppliers are unable to meet our demands, our business results will suffer.

We purchase certain key components for some of our products, from sole, single or limited source suppliers. For some of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure to obtain alternative vendors for any of the numerous components used to manufacture our products would limit our ability to manufacture our products. Any such limitation on our ability to manufacture our products would cause our business results to suffer.

We may face product liability claims related to the use or misuse of our products.

We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We have received claims of this type in the past and may receive additional claims in the future. We cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. Although we currently have general liability and product liability insurance coverage, this coverage is subject to per-occurrence and annual limitations, as well as substantial deductibles. We cannot be certain that such coverage will be adequate or continue to be available to us on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under our policies. Although we label our microcatheter products for single-use only, we are aware that some physicians are re-using such products. Moreover, despite labeling our microcatheters for diagnostic use only, we believe that physicians are using such mapping microcatheters for ablation. Multiple use or “off-label” use of our microcatheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon our key personnel.

Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San Francisco Bay Area. We cannot be certain that we can retain such personnel or that, if we are able to raise additional capital in amounts sufficient to maintain and expand our operations, we will be able to attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future.

We do not intend to pay cash dividends on our stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Among other factors contributing to the potential volatility of our stock price, additional sales of our common stock in the public market, or the perception that such sales could occur, pursuant to this prospectus or otherwise, could cause the market price of our common stock to decline.

Delaware law, our corporate charter and bylaws and our stockholder rights plan could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control of our company. These provisions include:

•	the ability of the board of directors to alter our bylaws without stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to five million shares of preferred stock with rights set by the board of directors, which rights could be senior to those of our common stock; and

•	the elimination of the rights of stockholders to act by written consent.

Each of these provisions could discourage potential takeover attempts.

In May 2002, we adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock on May 21, 2002. Each right, when exercisable, entitles the registered holder to purchase from us one one-hundredth of a share of a new series of preferred stock on the terms stated in our rights plan. The rights will generally separate from the common stock and become exercisable if any person or group acquires or announces a tender offer to acquire 15% or more of our outstanding common stock without the consent of our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our stockholder rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors. In addition, we are governed by provisions of Delaware law that may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us.

These provisions in our charter, bylaws and rights plan and under Delaware law could discourage takeover attempts that our stockholders would otherwise favor, or otherwise reduce the price that investors might be willing to pay for our common stock in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. Assuming the full exercise by the selling stockholders of all warrants for cash, we will receive approximately $3,651,295 million in gross proceeds from the exercise of warrants whose underlying shares are registered for sale hereunder. The warrants will become subject to “cashless exercise” whereby the exercising party may use the shares issuable upon exercise of the warrant in payment of the exercise price if, but only if, at any time after November 24, 2005 there is no effective registration statement available for the resale of the underlying warrant shares. Although we have not yet formulated a specific plan, we intend to use a significant portion of the proceeds from any exercise of the warrants for working capital, including, without limitation, in connection with our efforts to obtain FDA approval and other general corporate purposes as our Board of Directors may determine. All proceeds from the sale of the common stock under this prospectus will be for the account of the selling stockholders, as described below. See “Selling Stockholders” and “Plan of Distribution” below.

ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS

On November 24, 2004, we sold by means of a private placement 16,465,439 shares of our common stock at a price of $0.2733 per share for net proceeds of approximately $4.1 million. In addition, we issued to the investors warrants to purchase 6,586,165 shares of our common stock at an exercise price of $0.4295 per share. The warrants will be exercisable beginning on May 24, 2005. We paid to the parties that acted as our placement agents in connection with this private placement a total of $315,000 in cash and issued to the agents warrants to purchase 987,926 shares of our common stock at an exercise price of $0.4295 per share.

This prospectus covers the resale by the selling stockholders of up to 24,472,325 shares, which includes 16,465,439 shares of our common stock which are issued and outstanding, 7,574,091 shares of our common stock underlying warrants issued in the private placement and up to 60,707 shares of our common stock which are issuable, under certain circumstances, pursuant to antidilution rights in favor of the investors in our November 24, 2004 private placement.

In addition, effective November 24, 2004, we adjusted certain warrants to purchase our common stock that were issued on February 25, 2000 in connection with certain private placements, to increase the number of shares of common stock issuable upon exercise of these warrants by 372,088 shares. These adjustments were pursuant to the warrants’ antidilution provisions.

We issued all of the securities under an exemption from the registration requirements of the Securities Act of 1933. All of these securities are restricted until we register them under this prospectus. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares issued or issuable to each selling stockholder. Our agreement requires us to use commercially reasonable efforts to cause this registration statement to remain effective until the earlier of (a) the date on which each selling stockholder’s shares could be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act of 1933 or (b) such time as all the common stock offered by this prospectus has been sold. We also agreed to indemnify each selling stockholder for claims made against them arising out of, among other things, statements made in this registration statement.

INCOME TAX CONSIDERATIONS

You should consult your own tax advisor about income tax issues and the income tax consequences of holding and disposing of our common stock.

SELLING STOCKHOLDERS

The following table sets forth information as of January 4, 2005, with respect to the number of shares of common stock owned by each of our stockholders selling under this prospectus. Other than JPC Capital Partners, Inc., which served as a placement agent in connection with our recent placement, none of the selling stockholders has had a material relationship with us within the past three years, other than as a result of the ownership of shares or other securities. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer some or all of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares.

Selling Stockholder	Shares of Common Stock Beneficially Owned As of the Date Hereof	Number of Shares Registered for Sale Hereby	Shares of Common Stock Beneficially Owned After the Sale of Common Stock	Percentage of Common Stock Held After Sale of Common Stock
Alpha Capital (1)	1,284,016	1,284,016	—	*
Basso Private Opportunity Holding Fund Ltd. (2)	282,483	282,483	—	*
Basso Multi-Strategy Holding Fund Ltd. (3)	1,001,532	1,001,532	—	*
Bear Stearns Securities Corp. as Custodian for Jeffrey Thorp IRA Rollover (4)	2,568,033	2,568,033	—	*
F. Berdon Co. LP (5)	256,802	256,802	—	*
Bristol Investment Fund, Ltd. (6)	2,568,033	2,568,033	—	*
Cranshire Capital L.P. (7)	513,606	513,606	—	*
DKR SoundShore Oasis Holding Fund Ltd. (8)	898,810	898,810	—	*
DKR SoundShore Strategic Holding Fund Ltd. (9)	256,802	256,802	—	*
Double U Master Fund LP (10)	513,606	513,606	—	*
Goldplate Investment Partners Ltd. (11)	642,006	642,006	—	*
Sol Gross (12)	1,027,212	1,027,212	—	*
Michael R. Hamblett (13)	534,188	534,188	—	*

Iroquois Capital LP (14)	513,606	513,606	—	*
Paul Masters IRA (15)	256,802	256,802	—	*
Mark M. Mathes and Teri Mathes (16)	770,408	770,408	—	*
North Bar Capital (17)	256,802	256,802	—	*
Notzer Chesed (18)	1,027,202	1,027,202	—	*
Omicron Master Trust (19)	513,603	513,603	—	*
Platinum Partners Value Arbitrage Fund LP (20)	2,568,033	2,568,033	—	*
Portside Growth and Opportunity Fund (21)	1,244,468	1,244,468	—	*
Southridge Partners LP (22)	1,284,016	1,284,016	—	*
Anthony J. Spatacco Jr. (23)	138,690	138,690	—	*
SRG Capital, LLC (24)	513,606	513,606	—	*
TCMP3 Partners L.P. (25)	642,006	642,006	—	*
Truk International Fund, LP (26)	74,676	74,676	—	*
Truk Opportunity Fund, LLC (27)	992,126	992,126	—	*
Starboard Capital Markets, LLC (28)	—	10,291	—	*
JPC Capital Partners, Inc. (29)	1,057,863	946,763	111,100	*
Jay’s Twelve LLC (31)	135,270	18,107	117,163	*
Prism Partners I, L.P. (31)	63,124	8,449	54,675	*
Rebel Investments (31)	45,088	6,035	39,053	*
Robert Swisher, Jr. (31)	45,088	6,035	39,053	*
Porter Partners LP (31)	36,072	4,828	31,244	*
Ben Joseph Partners (31)	36,072	4,828	31,244	*
EDJ Limited (31)	36,072	4,828	31,244	*
Prism Partners II Offshore Fund (31)	18,035	2,414	15,621	*
Prism Partners Offshore Fund (31)	9,018	1,207	7,811	*
Special Situations Fund III, L.P. (31)	347,575	46,525	301,050	*
Special Situations Private Equity Fund, L.P. (31)	338,180	45,268	292,912	*
Special Situations Cayman Fund, L.P. (31)	115,857	15,508	100,349	*
Ursus Capital, L.P. (31)	22,544	3,017	19,527	*
St. Jude Medical, Inc. (31)	601,211	80,477	520,734	*
Talkot Crossover Fund (31)	157,815	21,124	136,691	*
Rock Associates (31)	18,259	2,444	15,815	*
Robert Fishel (31)	11,271	1,508	9,763	*
Thomas Akin (31)	67,634	9,053	58,581	*
David Bartash (30) (31)	67,631	9,052	58,579	*
Marcia Kucher (30) (31)	2,699	360	2,339	*
Nathan Low (30) (31) (32)	191,685	56,599	135,086	*

Dwight Miller (30) (31)	13,602	1,820	11,782	*
Marc Seelenfreud (30) (31)	27,051	3,620	23,431	*
Richard Stone (30) (31)	24,590	3,291	21,299	*
Preston Tsao (30) (31)	117,228	15,691	101,537	*

*	Represents less than one percent.
(1)	Includes 365,898 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 3,373 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(2)	Includes 80,497 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 742 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(3)	Includes 285,400 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 2,631 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(4)	Includes 731,796 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 6,746 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(5)	Includes 73,179 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 674 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(6)	Includes 731,796 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 6,746 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(7)	Includes 146,359 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 1,349 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(8)	Includes 256,128 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 2,361 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(9)	Includes 73,179 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 674 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(10)	Includes 146,359 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 1,349 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(11)	Includes 182,948 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 1,686 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(12)	Includes 292,718 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 2,698 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(13)	Includes 166,941 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 1,349 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(14)	Includes 146,359 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 1,349 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(15)	Includes 73,179 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 674 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(16)	Includes 219,538 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 2,023 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.

(17)	Includes 73,179 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 674 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(18)	Includes 292,718 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 2,698 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(19)	Includes 146,358 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 1,349 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(20)	Includes 731,796 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 6,746 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(21)	Includes 354,628 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 3,269 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(22)	Includes 365,898 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 3,373 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(23)	Includes 46,879 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 337 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(24)	Includes 146,359 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 1,349 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(25)	Includes 182,948 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 1,686 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder.
(26)	Includes 21,280 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 196 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder. Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the managing member of Truk International Fund, LP, exercise investment and voting control over the shares. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the common stock owned by this selling stockholder.
(27)	Includes 282,720 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295 and up to 2,606 shares of our common stock which are issuable pursuant to antidilution rights in favor of the selling stockholder. Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the managing member of Truk Opportunity Fund, LLC, exercise investment and voting control over the shares. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the common stock owned by this selling stockholder.
(28)	Includes 10,291 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295.
(29)	Includes 946,763 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.4295, 90,411 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.838 and 20,689 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $1.238.
(30)	Sunrise Securities acted as our placement agent in connection with a private placement that we closed in 2000. David Bartash, Marcia Kucher, Richard Stone, Preston Tsao, Dwight Miller, Nathan Low and Marc Seelenfreud were affiliated with Sunrise Securities in 2000 and received from Sunrise Securities warrants to purchase our common stock in connection with that private placement.
(31)	Represents shares underlying unexercised warrants issued on February 25, 2000, as adjusted due to our issuance of common stock on November 24, 2004, to acquire our common stock at a price per share of $1.10.
(32)	Represents shares underlying unexercised warrants issued on February 25, 2000, as adjusted due to our issuance of common stock on November 24, 2004, to acquire our common stock at a price per share of $0.79.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered hereby. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

We will not receive any proceeds from the sales of shares by the selling stockholders. However, we will receive the exercise price if the selling stockholders exercise their warrants for cash. We cannot be certain as to when and if all of these warrants will be exercised and as to the amount of the proceeds we will actually receive.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, San Francisco, California.

EXPERTS

The 2003 financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, Independent Registered Public Accounting Firm, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding substantial doubt of our ability to continue as a going concern), and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual report on Form 10-K for the year ended December 31, 2002, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). This information can be accessed via a Web site maintained by the SEC (http://www.sec.gov). Copies of the material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

This prospectus is a part of a registration statement we filed with the SEC. This registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For more information about us and our common stock, you should read the registration statement and its exhibits and schedules. Copies of the registration statement, including its exhibits, may be obtained from the SEC’s principal office in Washington, D.C. upon payment of the fees prescribed by the SEC or may be examined without charge at the offices of the SEC. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, registration statements, proxy and information statements, and other information regarding registrants, like us, that file electronically.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2003, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions;

(b)	The Proxy Statement for our 2004 Annual Meeting of Stockholders, including any amendments or reports filed for the purpose of updating any or such reports, statements or descriptions;

(c)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions;

(d)	The description of our common stock set forth in the registration statement on Form 8-A filed on April 23, 1997, including any amendment thereto or report filed for the purpose of updating such description;

(e)	The description of our Series A Participating Preferred Stock set forth in the registration statement on Form 8-A filed on May 22, 2002, including any amendment thereto or report filed for the purpose of updating such description; and

(f)	Our Current Reports on Form 8-K filed on January 21, March 17, June 1, June 23, November 10, November 18, November 19, November 26, December 14 and December 29, 2004, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions.

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part of this registration statement from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into those documents). Requests should be submitted in writing or by telephone at (510) 354-0300 to Cardima, Inc., at our principal executive offices, 47266 Benicia Street, Fremont, California 94538, Attention: Spero Matthews, Corporate Controller.

24,472,325 Shares

Common Stock

CARDIMA, INC.

PROSPECTUS

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by Cardima in connection with the sale and distribution of the common stock being registered. Selling commissions, brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq SmallCap Market listing fee.

Amount
SEC registration fee	$1,484.00
Accounting fees and expenses	$16,500.00
Legal fees and expenses	$20,000.00
Registrar and transfer agent’s fees	$2,500.00
Nasdaq listing fee	$2,200.00
Miscellaneous fees and expenses	$3,700.00

Total	$46,384.00

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, the “Delaware GCL,” permits our board of directors to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of ours, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). The Delaware GCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

Article IX of our Amended and Restated Certificate of Incorporation and Article VII, Section 6 of our Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law.

In addition, we have entered into separate indemnification agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16. Exhibits

Exhibit Number	Description of Document
5.1	Opinion of Pillsbury Winthrop LLP.

10.1 (1)	Securities Purchase Agreement dated November 18, 2004.

10.2 (2)	Registration Rights Agreement dated November 18, 2004.

10.3 (3)	Form of Common Stock Purchase Warrant dated November 18, 2004.

Exhibit Number	Description of Document
23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Auditors.

23.3	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

(1)	Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K (File No. 000-22419) filed on November 18, 2004.

(2)	Incorporated by reference to Exhibit 99.2 filed with the Company’s Current Report on Form 8-K (File No. 000-22419) filed on November 18, 2004.

(3)	Incorporated by reference to Exhibit 99.3 filed with the Company’s Current Report on Form 8-K (File No. 000-22419) filed on November 18, 2004.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We hereby undertake:

(1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act which is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3, and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on January 6, 2005.

CARDIMA, INC.

By	/s/ Gabriel B. Vegh
Gabriel B. Vegh
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Gabriel B. Vegh and Barry D. Michaels and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Gabriel B. Vegh	Chief Executive Officer and Chairman of the Board of Directors	January 6, 2005
Gabriel B. Vegh	(Principal Executive Officer)

/s/ Barry D. Michaels	Interim Chief Financial Officer and Secretary (Principal Financial and	January 6, 2005
Barry D. Michaels	Accounting Officer)

/s/ Jesse D. Erickson	Director	January 6, 2005
Jesse D. Erickson

/s/ Rodolfo C. Quijano	Director	January 6, 2005
Rodolfo C. “Tino” Quijano, Ph.D.

/s/ Phillip Radlick	Director	January 6, 2005
Phillip Radlick, Ph.D.

/s/ Lawrence J. Siskind	Director	December 14, 2004
Lawrence J. Siskind

EXHIBIT INDEX

Exhibit Number	Description of Document
5.1	Opinion of Pillsbury Winthrop LLP.

10.1 (1)	Securities Purchase Agreement dated November 18, 2004.

10.2 (2)	Registration Rights Agreement dated November 18, 2004.

10.3 (3)	Form of Common Stock Purchase Warrant dated November 18, 2004.

23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Auditors.

23.3	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

(1)	Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K (File No. 000-22419) filed on November 18, 2004.

(2)	Incorporated by reference to Exhibit 99.2 filed with the Company’s Current Report on Form 8-K (File No. 000-22419) filed on November 18, 2004.

(3)	Incorporated by reference to Exhibit 99.3 filed with the Company’s Current Report on Form 8-K (File No. 000-22419) filed on November 18, 2004.